FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 24th of  July, 2006

MSYSTEMS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

Attached hereto is the text of a press release issued July 24, 2006 by msystems

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

msystems Ltd.
(Registrant)
Date:	July 24, 2006	By:	/s/ Donna Gershowitz
VP, General Counsel

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M-Systems Contact	Investor Relations Contacts
Elana Holzman Director of Investor Relations msystems	Jeff Corbin / Lee Roth KCSA Worldwide
+972 (9) 764-5000	+1-212-896-1214 / 1209
elana.holzman@m-systems.com	jcorbin@kcsa.com / lroth@kcsa.com

FOR immediate release:

msystems(TM) Comments on Recent Press Reports

KFAR SABA, Israel, July 24, 2006 - msystems (Nasdaq: FLSH), a leader in smart personal storage, commented today on recent press reports.

There have been reports in the news media concerning a rumored sale of msystems.  The Company has no comment on this subject, and investors should make no assumptions concerning the existence or non-existence of discussions concerning a potential transaction or the accuracy of any other information, or statements or purported statements, about such a transaction contained in such reports.

In addition, concerning recent press reports on the Company`s announcement last week of the results of the investigation of a special committee of the Board with respect to prior stock option grants, the Company, its directors and its executive officers confirmed that the position of the Company concerning such investigation is contained exclusively in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission last week.

In this regard, Dov Moran, chief executive officer and president, msystems, commented: "The Form 20-F contains a detailed discussion of this matter. Of course I am not happy that a number of things were not done right, and regret that this has forced us to divert some time from building our business. There are important lessons here, which I and others must and will take into account. While we are proud of our core business and values, our Board has adopted a variety of important corrective measures, which are discussed in the Form 20-F, and we are implementing them to ensure that we do things right and are a stronger company for it."

About msystems

msystems has been transforming raw flash material into smarter storage solutions since 1989. From embedded flash drives deployed in millions of mobile handsets to U3 USB smart drives designed for leading global brands, msystems creates, develops, manufactures and markets smart personal storage solutions for a myriad of applications targeting high growth markets.

More information is available online at www.m-systems.com. msystems. made smarter.

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Certain statements in this press release are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. There can be no assurance that forward-looking statements will be achieved. msystems makes no commitment to revise or update any forward-looking statements except as otherwise required by law.

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